UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL Energia Announces Acquisition of Jantus

Through its subsidiaries, Jantus has the largest portfolio of wind farms in operation in Brazil as of today

The transaction positions CPFL Energia as one the leading companies on renewable generation in Brazil

Campinas, Brazil and Boston, US, April 07, 2011 – CPFL Energia S.A. (“CPFL Energia”) today announced that through its subsidiary CPFL Comercialização Brasil S.A. (“Purchaser”), it has entered into an agreement with Liberty Mutual Insurance Company ("Liberty"), Citi Participações e Investimentos Ltda. ("Citi"), an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which holds its interest in Jantus on behalf of its parent company Trading Emissions PLC, Matthew Alexander Swiney, and other minority shareholders (together, “Sellers”) to acquire 100% of the quotas of Jantus SL (“Jantus”), and to potentially acquire another company to be organized by the Sellers through a corporate reorganization in Jantus (“Jantus II”, and together with Jantus, “Companies”).

Currently, Jantus owns SIIF Énergies do Brasil Ltda., and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (together “SIIF”). SIIF owns (i) four wind farms in operation (Formosa, Icaraizinho, Paracuru and SIIF Cinco) located in the State of Ceará, with a total installed capacity of 210 MW and 20-year power purchase agreements ("PPA") with Eletrobras through the PROINFA program (“Wind Farms in Operation”); (ii) a wind farm project located in the State of Rio de Janeiro with a potential installed capacity of 135 MW and also with a long-term PPA with Eletrobrás through the PROINFA program (“Quintanilha Machado”); and (iii) a portfolio of several wind farms projects with total potential installed capacity of 732 MW in the States of Ceará and Piauí out of which 412 MW are already certified and eligible for participation in upcoming energy auctions (“Projects Portfolio”).

Jantus will be reorganized so that it indirectly owns all projects and operating assets owned by its subsidiaries other than Quintanilha Machado, which will become a subsidiary of Jantus II, and whose purchase is subject to certain conditions precedent.

The acquisition price for Jantus (comprising Wind Farms in Operation and the Projects Portfolio) is R$ 950 million, in addition, the Purchaser will assume a net debt of R$ 544.2 million. The conditional acquisition price of Jantus II is R$ 70 million with no assumption of debt. Once both transactions are completed, they represent a combine Enterprise Value of R$ 1,564.2 million. The values above will be adjusted based on the amount of net indebtedness and working capital of Jantus and Jantus II at closing. The closing of both transactions are subject to certain conditions as per the SPA, including the approval by all required regulatory authorities.

"The acquisition of SIIF further consolidates our strategy to grow in generation mainly through renewable sources of energy" stated Wilson Ferreira Jr, CEO of CPFL Energia. "We are very enthusiastic about this transaction given the high quality of SIIF's assets and its growth potential through development of new wind power plants" commented Adriana Waltrick, VP of Business Development of CPFL Energia.

”Citi is pleased to have played such a pivotal role in the growth of the Brazilian wind market, and now wishes CPFL Energia success in integrating SIIF as a key part of its generation growth strategy” stated Dale A. Vander Woude, a Director in Citi’s Asset Finance Group, which is responsible for the investment.

Itaú BBA and Trench Rossi e Watanabe Advogados acted as advisors to CPFL Energia. Banco Santander, Banco Votorantim, Clifford Chance LLP, Pinheiro Neto Advogados and Souza, Cescon, Barrieu, & Flesch Advogados acted as advisors to the Sellers.

About CPFL Energia.

CPFL Energia is a holding company in the Brazilian electricity industry, operating through its subsidiaries in the generation, distribution and commercialization businesses, being the largest private group in the sector with revenues of R$17.6 billion per year and market capitalization of R$22.6 billion (as of April 5th, 2011).

About Liberty.

Liberty Mutual Insurance Company is one of the principal insurance companies in the Boston-based Liberty Mutual Group (Liberty Mutual). Liberty Mutual is a diversified global insurer and fifth largest property and casualty insurer in the U.S. based on 2009 direct written premium. The Company also ranks 71st on the Fortune 500 list of largest corporations in the U.S. based on 2009 revenue. As of December 31, 2010, Liberty Mutual had $112.4 billion in consolidated assets, $95.4 billion in consolidated liabilities and $33.2 billion in annual consolidated revenue. Liberty Mutual offers a wide range of insurance products and services, including personal automobile, homeowners, workers compensation, commercial multiple peril, commercial automobile, general liability, global specialty, group disability, assumed reinsurance, fire and surety. Liberty Mutual employs over 45,000 people in more than 900 offices throughout the world.

About Citi.

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management. For more information, please visit: www.citigroup.com or www.citi.com. This transaction was completed by the Asset Finance Group, a member of Citi’s Capital Markets Origination group. For more information on this investment, please contact Dale A. Vander Woude: dale.vanderwoude@citi.com or Bradford Holley: bradford.holley@citi.com.

About Black River Asset Management LLC.

Black River Asset Management LLC (“Black River”), an independently managed subsidiary of Cargill, Incorporated, is a global asset management company that provides sophisticated institutional investors with alternative investment opportunities. Black River draws on a global investment team deploying a wide range of strategies to develop multiple perspectives on investment opportunities, with the single vision of meeting its investors' expectations.

About Jantus.

Jantus SL is the holding company for SIIF and is incorporated under the laws of Spain. Jantus SL was formed in 2007 for the purpose of investing in renewable energy projects, of which SIIF is its primary investment. Privately held, Jantus provided early-stage capital that was instrumental in the development of SIIF as the premier company in the now rapidly growing wind power sector in Brazil.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.